Exhibit 99.1

News Release

February 5, 2018

Nutrien Provides 2018 Guidance and Announces Agrium and PotashCorp Fourth-Quarter Earnings

Saskatoon, Saskatchewan, February 5, 2018 – Nutrien Ltd. (Nutrien) announced today fourth-quarter 2017 results for Agrium Inc. (Agrium) and Potash Corporation of Saskatchewan Inc. (PotashCorp) and provided financial guidance for 2018.

HIGHLIGHTS

•	Agrium fourth-quarter earnings from continuing operations, adjusted for items not included in guidance, of $0.78[1] per share[2] (see page 5 for a reconciliation to net earnings from continuing operations of $0.19 per share)

•	PotashCorp fourth-quarter adjusted earnings of $0.06 per share (see page 11 for a reconciliation to net loss of $0.09 per share)

•	2017 earnings for Agrium were supported by record Retail EBITDA[3] of $1.2 billion and margins of 10 percent while stronger potash prices, sales volumes and lower cash costs per tonne benefited both companies

•	Nutrien full-year 2018 guidance of $2.10 to $2.60 earnings per share from continuing operations, excluding incremental depreciation and amortization related to purchase price allocation of $150 million to $300 million

•	Nutrien 2018 EBITDA of $3.2 billion to $3.7 billion

•	Nutrien sold its equity stake in Israel Chemicals Ltd. (ICL) in January 2018 for net proceeds of $685 million

•	Nutrien announced an agreement to purchase Agrichem, a leading Brazilian specialty plant nutrition company with total annual historical net sales of over $55 million

•	Nutrien achieved over $40 million in run-rate synergies year-to-date 2018

CEO COMMENTARY

“Nutrien is a global integrated crop inputs provider focused on delivering yield-enhancing products and services to our customers in a sustainable manner, while maximizing shareholder value,” said Nutrien President and CEO Chuck Magro. “Our significant positions in retail, potash and nitrogen provide multiple avenues to generate significant value and we remain focused on capturing half a billion dollars in annual merger synergies by the end of 2019.

“We further expect to realize significant proceeds from the ongoing sale of equity positions and will continue to reinvest in growing our retail business and return cash to shareholders,” added Mr. Magro.

1

MARKET OUTLOOK

Agriculture Fundamentals

U.S. Planted Acres (millions)
Crop	2016	2017	2018F
Corn	94.0	90.2	89.0-91.0
Soybean	83.4	90.1	89.0-91.0
Wheat	50.2	46.0	45.0-47.0
Cotton	10.1	12.6	12.5-13.0

Source: USDA

•	Despite historically high crop production in many key growing regions in 2017, the United States Department of Agriculture (“USDA”) projects that global grain consumption will exceed production during the 2017/18 crop year. Global grain and oilseed demand has grown by 2.7 percent per year over the past five years, the highest five-year growth period since the early 1980s.

•	Major U.S. crop prices are currently similar to year-ago levels, leading us to expect minimal shifts in crop area in 2018. The development of the South American corn and soybean crops, particularly the second corn crop in Brazil, will be a driver of crop prices in the coming months and may influence U.S. planting decisions.

•	Nutrient prices remain affordable, which we expect will lead to robust applications in the North American spring season.

•	We anticipate that growers will continue to optimize crop input expenditures, similar to recent years. Record U.S. corn yields in the past two years provides evidence that growers continue to focus on increasing productivity by utilizing crop inputs and solutions.

Potash

Global Demand (millions of tonnes KCl)
Market	2016	2017E	2018F
China	14.1	15.1	15.5-16.0
India	3.8	4.5	4.5-5.0
Other Asia	9.0	9.6	9.5-10.0
Latin America	11.7	12.2	12.0-12.5
North America	9.7	10.2	9.5-10.0
Other	12.0	12.4	12.5-13.0
World total shipments	60.3	64.0	64.0-66.0*

*	Forecast world total shipments range is narrower than the sum of individual market ranges

•	Global potash shipments set a new record of approximately 64 million tonnes in 2017 with significant growth achieved in all major markets. Downstream inventories ended 2017 at levels flat to lower than a year ago, meaning global shipments increased in response to rising consumption. We expect that demand will continue to be robust in 2018 and that annual global potash shipments will be between 64 and 66 million tonnes.

•	North American spring application rates are expected to remain normal supported by good affordability, and we anticipate shipments similar to the historical average but slightly below 2017.

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•	Brazilian potash imports set a new record of 9.2 million tonnes in 2017 and inland inventories ended the year at historically low levels, indicating robust consumption and supportive of strong import demand in 2018.

•	Chinese and Indian potash demand was strong in 2017 and inventories ended the year flat to lower than 2016 levels. We expect continued demand growth in China and India in 2018 but at a slower pace than 2017 levels. Potash demand remains reasonably strong in other Asian countries amid stable and profitable prices for a wide range of key crops.

•	Most global potash producers have heavily committed sales volumes for the first quarter of 2018, leaving available supplies relatively tight. Greenfield potash capacity is anticipated to continue to ramp up in 2018, but we expect a portion of the new capacity will be offset by the closure of mines reaching end of life and product mix changes by some producers.

Nitrogen

•	Nitrogen prices have started 2018 firmer, with current benchmark nitrogen prices up between 15 to 40 percent from fourth quarter 2017 lows, depending on the product.

•	Global energy prices are expected to increase marginal production costs in 2018, as crude oil prices have increased approximately 20 percent year-over-year, supporting both formula-based gas contracts in Europe and LNG prices. Chinese production rates have been cut back by ongoing regulatory pressure, natural gas availability, significantly higher natural gas prices and continued strength in coal prices.

•	Indian urea inventories are very low, which should support import demand in the coming months, however import demand is expected to remain volatile as the country balances subsidy policy with changing market dynamics.

•	Net North American offshore imports of urea were down by 50 percent or 1.0 million tonnes from July through December 2017. The decrease in imports exceeded the increase in domestic production for the same period. As a result, North American offshore import requirements for first-half 2018 may approach similar levels as the first half of the prior year.

Phosphate

•	Higher input costs have lent support to phosphate prices but continue to weigh on margins. Sulfur prices have recently risen and remain approximately 50 percent above 2017 lows, while traded ammonia prices are up 50 to 70 percent from 2017 lows.

•	Production curtailments have reduced export availability from both the U.S. and China, which has provided some support to phosphate fertilizer prices.

3

FINANCIAL OUTLOOK AND GUIDANCE

2018 Annual Guidance Ranges	Annual
	Low	High
Earnings per share	$2.10	$2.60
Consolidated EBITDA (billions)	$3.2	$3.7
Retail EBITDA (billions)	$1.2	$1.3
Potash EBITDA (billions)	$1.1	$1.3
Nitrogen EBITDA (billions)	$0.9	$1.1
Potash sales tonnes (millions)	11.8	12.4
Nitrogen sales tonnes (millions) (a)	10.0	10.4
Effective tax rate on continuing operations	24%	25%
Sustaining capital expenditures (billions)	$1.0	$1.1

2018 Annual Assumptions & Sensitivities
FX rate CAD to USD	$1.26
NYMEX natural gas ($US/MMBtu)	$3.00
$20/tonne change in realized Potash selling prices ($/share)(b)	$0.24
$20/tonne change in realized Ammonia selling prices ($/share)(b)	$0.07
$20/tonne change in realized Urea selling prices ($/share)(b)	$0.09

(a)	Excludes ESN®, Rainbow and Europe sales.
(b)	Sensitivities are calculated pre-synergies.

• Purchase Price Allocation (PPA) impact – Our 2018 earnings per share guidance excludes the impact of incremental depreciation and amortization of approximately $150 million to $300 million resulting from the fair valuing of Agrium’s assets and liabilities as of January 1, 2018 in accordance with purchase accounting.

• Harmonization of Accounting Policies – Harmonization of Agrium accounting policies to the accounting policies of PotashCorp is expected to reduce Retail EBITDA by approximately $35 million due to the reclassification of items previously considered as other finance costs and is included in our annual Retail EBITDA guidance.

• Synergies – In 2018, we expect to realize cash synergies of $175 million to $225 million and run rate synergies of $250 million by the end of 2018. We expect costs to achieve these ongoing synergies of $50 to $70 million in 2018, which are excluded from our earnings per share and EBITDA guidance.

• EPS – Based on the factors set out under the heading “Market Outlook” and the assumptions above, our full-year 2018 earnings per share guidance is $2.10 to $2.60. In addition to the PPA impact and costs of achieving synergies noted above, our guidance excludes share-based compensation expense (recovery). Equity earnings relating to investments now classified in discontinued operations are included in our earnings per share guidance.

4

AGRIUM RESULTS

Agrium fourth-quarter earnings from continuing operations totaled $27 million, down from the $69 million earned in the fourth quarter of 2016. Full-year earnings from continuing operations were $502 million compared to $584 million earned in 2016. Results for the quarter and full year were supported by record Retail business unit performance and higher potash sales volumes and margins, but were more than offset by lower nitrogen sales volumes and margins related to plant outages in the second half of 2017.

AGRIUM ADJUSTED NET EARNINGS AND GUIDANCE RELEVANT EARNINGS RECONCILIATION

	Three months ended December 31, 2017			Twelve months ended December 31, 2017
(millions of U.S. dollars, except per share amounts)	Expense	Net earnings from continuing operations impact (post-tax)	Per share (a)	Expense (Income)	Net earnings from continuing operations impact (post-tax)	Per share (a)
		27	0.19		502	3.60
Adjustments:
Share-based payments	29	22	0.16	69	49	0.36
Foreign exchange loss net of non-qualifying derivatives	3	2	0.02	14	10	0.08
Merger and related costs	52	39	0.28	94	67	0.50
Impact of Egyptian pound devaluation on investee earnings	—	—	—	(16)	(11)	(0.08)
U.S. Tax Reform adjustment	9	9	0.07	9	9	0.07
Adjusted net earnings (b)		99	0.72		626	4.53
Environmental remediation liability expense	11	8	0.06	11	8	0.06
Gain on sale of assets	—	—	—	(7)	(5)	(0.04)
Guidance relevant earnings (b)		107	0.78		629	4.55

(a)	Per share information attributable to equity holders of Agrium.
(b)	Effective tax rates of 25 percent for the quarter and 29 percent for the year were used for the adjusted net earnings, guidance relevant earnings, and per share calculations. These adjusted and guidance relevant earnings and per share information are non-IFRS measures. Refer to Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information.

Agrium Retail

	Three months ended December 31
(millions of U.S. dollars)	2017	2016	Change
Sales	2,089	1,828	261
Cost of product sold	(1,394)	(1,205)	(189)
Gross profit	695	623	72
EBIT[4]	174	134	40
EBITDA	248	202	46
Selling expenses	(517)	(476)	(41)

• EBITDA – Retail reported record EBITDA in the fourth quarter of 2017, a 23 percent increase over the previous record achieved in the same period last year. Higher sales for all our crop input products and services were driven by organic growth, recent acquisitions and a 22 percent increase in proprietary product sales.

• North American EBITDA increased by 17 percent this quarter compared to the same period last year, with higher nutrient and crop protection product demand in both the U.S. and Canada. International Retail operations achieved a record fourth quarter, with EBITDA up 40 percent year over year, supported by another record quarter for our Australian operations.

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• Selling expenses – Total Retail selling expenses increased by 9 percent this quarter compared to the same period in 2016 as a result of acquisitions made in 2017. Selling expenses as a percentage of sales decreased to 25 percent this quarter compared to 26 percent in the same period of 2016.

Retail sales and gross profit by product line

(millions of U.S. dollars, except where noted)	Three months ended December 31
	Sales			Gross profit			Gross profit (%)
	2017	2016	Change	2017	2016	Change	2017	2016
Crop nutrients	890	779	111	168	147	21	19	19
Crop protection products	712	620	92	327	296	31	46	48
Seed	107	101	6	51	43	8	48	43
Merchandise	187	167	20	28	27	1	15	16
Services and other	193	161	32	121	110	11	63	68

• Crop nutrients – Sales were 14 percent higher this quarter compared to the same period last year, due primarily to higher volumes, particularly with record ammonia applications in Canada and higher sales volumes in all other regions. Gross profit was 14 percent higher this quarter due to increased sales volumes, while gross profit margin per tonne remained relatively flat.

• Crop protection – Fourth-quarter sales increased by 15 percent compared to the same period last year, due to increased sales in both North America and International operations. The U.S. experienced strong demand for herbicides and fall weed burn-down products this quarter. Proprietary product sales in the quarter increased by 25 percent compared to 2016’s fourth quarter, with the largest increase in market penetration occurring in Australia. Gross profit for the quarter was up 10 percent over the same period last year, due to higher sales volumes across all regions and proprietary products. However, gross profit as a percentage of sales decreased 2 percentage points this quarter due to product mix considerations and a higher percentage of sales to wholesale customers.

• Seed – Gross profit in the fourth quarter increased 19 percent compared to the same period last year, due to purchases in the U.S. that were delayed from the third quarter of 2017. Gross profit as a percentage of sales increased to 48 percent from 43 percent in the fourth quarter of last year, due to a return to a higher sales mix to retail customers relative to wholesalers.

• Merchandise – Sales increased 12 percent and gross profit was up 4 percent in the fourth quarter of this year relative to the same period last year. The increase in sales was due to higher sales in Australia related to animal health management and higher fuel prices in our Canadian operations.

• Services and other – Sales increased by 20 percent and gross profit by 10 percent this quarter compared to the same period last year, due to higher livestock export shipments and wool commissions in Australia. It was also supported by higher sales in North America related to strong demand for fall nutrient and crop protection application services. Gross profit as a percentage of sales declined this quarter due to lower Australian cattle prices.

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Agrium Wholesale

	Three months ended December 31
(millions of U.S. dollars)	2017	2016[5]	Change
Sales	534	594	(60)
Sales tonnes (000’s)	1,879	2,161	(282)
Cost of product sold	(447)	(459)	12
Gross profit	87	135	(48)
EBIT	76	151	(75)
EBITDA	134	208	(74)
Expenses	(11)	16	(27)

• EBITDA – Wholesale gross profit and EBITDA this quarter were lower than the same period last year, as stronger results from our potash segment were more than offset by lower results for our nitrogen and phosphate segments. Downtime in our nitrogen and phosphate facilities impacted sales volumes and resulted in higher cost of product sold per tonne. Higher phosphate rock and sulfur input costs and unfavorable changes in the Canadian dollar exchange rate also increased the cost of product sold.

Agrium Potash

	Three months ended December 31
(millions of U.S. dollars)	2017	2016	Change
Sales	137	105	32
Cost of product sold	(97)	(84)	(13)
Gross profit	40	21	19
EBIT	33	13	20
EBITDA	64	39	25

• Gross Profit – Potash gross profit was 90 percent higher than the fourth quarter of 2016, due to a combination of higher prices and sales volumes, which more than offset an increase in the cost of product sold per tonne.

	Three months ended December 31
	2017	2016	Change
Sales tonnes (000’s)
North America	329	286	43
International	291	304	(13)
Selling price ($/tonne)
North America	269	211	58
International	168	148	20
Total	221	179	42
Cost of product sold ($/tonne)	(157)	(143)	(14)
Margin ($/tonne)	64	36	28

• Volumes – Agrium sold 5 percent higher volumes of potash in the fourth quarter of 2017 compared to the same period in 2016. Increased volumes sold domestically more than offset lower international sales, which were impacted by a reduction in Agrium’s Canpotex6 allocation relative to the same period last year.

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• Price – Global benchmark potash prices were higher in the fourth quarter of 2017 compared to 2016, and this was reflected in Agrium’s realized selling prices, which were 27 percent higher domestically and 14 percent higher on international sales.

• Costs – Cost of product sold per tonne was 10 percent higher in this year’s quarter versus the prior year’s fourth quarter, due to unfavorable changes in the Canadian dollar exchange rate impacting production costs; higher freight costs; and a higher proportion of domestic sales than the comparable period (that include freight and distribution in the cost of product sold). Agrium’s cash cost of product manufactured7 this quarter was $72 per tonne, a $10 per tonne increase over the same period last year.

Agrium Nitrogen

	Three months ended December 31
(millions of U.S. dollars)	2017	2016	Change
Sales	220	285	(65)
Cost of product sold	(186)	(200)	14
Gross profit	34	85	(51)
EBIT	26	76	(50)
EBITDA	46	99	(53)

• Gross Profit – Total nitrogen gross profit was significantly reduced this quarter compared to the same period last year, due to planned and unplanned maintenance outages in the second half of 2017 that reduced product availability in the fourth quarter and resulted in higher cost per tonne. Gross profit was also impacted by slightly lower realized pricing relative to the fourth quarter of 2016.

	Three months ended December 31
	2017	2016	Change
Sales tonnes (000’s)
Ammonia	261	334	(73)
Urea	300	439	(139)
Other	191	181	10
Selling price ($/tonne)
Ammonia	342	371	(29)
Urea	287	274	13
Other	234	222	12
Total	293	298	(5)
Cost of product sold ($/tonne)	(248)	(209)	(39)
Margin ($/tonne)	45	89	(44)

• Volumes – Total nitrogen sales volumes for the fourth quarter were 21 percent lower than the same period in 2016 due to lower production volumes.

• Price – Agrium’s fourth-quarter average realized price decreased compared to the prior year’s fourth quarter, with price increases in urea and nitrogen solutions more than offset by lower ammonia pricing, a result of the timing of forward sales activity, and lower nitrate prices driven by lower Tampa ammonia-based contracts.

• Costs – Total cost of product sold was 7 percent lower than the same period last year, due to lower sales volumes this quarter. However, on a cost of product sold per tonne basis, costs increased by 19 percent, primarily due to fixed costs being spread over lower sales volumes.

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Natural Gas Prices	Three months ended December 31
(U.S. dollars per MMBtu)	2017	2016	Change
Overall gas cost excluding realized derivative impact	1.77	2.52	(0.75)
Realized derivative impact	0.70	0.07	0.63
Overall gas cost	2.47	2.59	(0.12)
Average NYMEX	2.91	2.99	(0.08)
Average AECO	1.54	2.12	(0.58)

Agrium Phosphate

	Three months ended December 31
(millions of U.S. dollars)	2017	2016[6]	Change
Sales	47	81	(34)
Cost of product sold	(49)	(72)	23
Gross profit	(2)	9	(11)
EBIT	(1)	8	(9)
EBITDA	4	13	(9)

• Gross Profit – Total phosphate gross profit was a loss of $2 million compared to a profit of $9 million in the same period last year. The lower earnings were driven primarily by higher rock and sulfur costs as well as an extended maintenance shutdown at our Redwater facility, which increased cost of product sold per tonne.

	Three months ended December 31
	2017	2016	Change
Sales tonnes (000’s)	107	191	(84)
Selling price ($/tonne)	436	420	16
Cost of product sold ($/tonne)	(448)	(379)	(69)
Margin ($/tonne)	(12)	41	(53)

• Volumes – Total phosphate volumes for the quarter were 44 percent lower than the same period last year due to lower production volumes.

• Price – The average realized selling price for phosphate was 4 percent higher than the same period last year, due to market strength in our primary selling region in Western Canada.

• Costs – Total cost of product sold was 32 percent lower than the comparable prior period, due to the lower sales volumes this quarter as a result of the extended maintenance shutdown. On a per-tonne basis, cost of product sold was 18 percent higher, due to higher input costs, including rock and sulfur, and fixed costs being spread over lower sales volumes.

Agrium Wholesale Other

	Three months ended December 31
(millions of U.S. dollars)	2017	2016	Change
Sales	130	123	7
Cost of product sold	(115)	(103)	(12)
Gross profit	15	20	(5)
EBIT	18	54	(36)
EBITDA	20	57	(37)

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• Gross Profit – Total Wholesale Other gross profit was 25 percent lower in 2017’s fourth quarter compared to the same period last year, due to lower ammonium sulfate availability from our Redwater facility.

	Three months ended December 31
	2017	2016	Change
Sales tonnes (000’s)
Ammonium sulfate	61	99	(38)
ESN® and other	339	327	12
Selling price ($/tonne)
Ammonium sulfate	261	240	21
Cost of product sold ($/tonne)	(173)	(130)	(43)
Margin ($/tonne)	88	110	(22)

• Volumes – Fourth-quarter ESN® volumes were 16 percent lower than the comparable period in 2016 due to lower product availability related to an outage at our Carseland nitrogen facility. Ammonium sulfate sales volumes were 38 percent lower due to reduced production volumes.

• Price – Stronger ESN® market conditions had a favorable impact on selling prices, while ammonium sulfate also saw higher prices due to higher nitrogen benchmark prices and strong demand in Western Canada.

• Costs – Cost of product sold per tonne for ammonium sulfate was 33 percent higher during the quarter than the same period last year due to fixed costs being spread over lower sales volumes as a result of the above-noted outages and higher raw material prices.

Agrium Other

• EBITDA – EBITDA for our Other non-operating business unit for the fourth quarter of 2017 was a net expense of $122 million, compared to a net expense of $115 million for the fourth quarter of 2016. The variance was primarily due to:

•	An increase of $38 million in merger and related costs.

•	An increase of $13 million in our environmental remediation provision, primarily as a result of a change in our estimated future cash outflows for our Idaho phosphate mining and processing sites.

This was partially offset by:

•	A $15 million impairment loss recorded on an international investment in 2016.

•	An increase of $11 million in our gross profit recovery as a result of lower intersegment inventories held by Retail at the end of the fourth quarter.

• Tax – On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was signed into law. Included in Agrium’s fourth-quarter earnings is a one-time, net tax expense of $9 million related to the Act. The effective tax rate for the fourth quarter of 2017 remained the same with prior year (2017 and 2016: 25 percent).

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POTASHCORP RESULTS

PotashCorp reported a net loss of $76 million for the quarter, however, this included non-cash impairment charges in phosphate of $276 million and net tax recovery adjustments of $118 million. Adjusted earnings were $59 million for the quarter and $455 million for the year, supported by higher potash prices and lower costs.

POTASHCORP ADJUSTED NET EARNINGS RECONCILIATION

(millions of U.S. dollars, except per share amounts)	Three months ended December 31, 2017		Twelve months ended December 31, 2017
	Dollars	Per Share (a)	Dollars	Per Share (a)
Net (loss) income	$(76)	$(0.09)	$327	$0.39
Adjustments:
Share-based compensation	4	—	18	0.02
Income tax recovery on US tax changes	(187)	(0.22)	(187)	(0.22)
Income tax expense on Saskatchewan tax changes	68	0.08	—	—
Impairment of property, plant and equipment	213	0.25	236	0.28
Transaction costs	37	0.04	61	0.07
Adjusted earnings [8]	$59	$0.06	$455	$0.54

(a)	Per share information attributable to equity holders of PotashCorp

PotashCorp Potash

	Three months ended December 31
(millions of U.S. dollars)	2017	2016	Change
Net sales	$347	$349	(2)
Cost of goods sold	(189)	(229)	40
Gross margin	158	120	38

• Gross margin – Potash gross margin of $158 million for the fourth quarter and $785 million for the year exceeded the respective totals of $120 million and $437 million generated in 2016, primarily due to higher prices and reduced per-tonne costs.

	Three months ended December 31
	2017	2016	Change
Sales volumes (tonnes 000’s)
North America	568	720	(152)
Offshore	1,340	1,489	(149)
Average realized price ($/tonne)
North America	214	176	38
Offshore	169	148	21
Average	182	157	25
Cost of goods sold ($/tonne)	(96)	(101)	5
Gross margin ($/tonne)	86	56	30

• Volumes – Following record third-quarter shipments, sales volumes for the fourth quarter of 1.9 million tonnes were below the 2.2 million tonnes sold in the same period last year. In North America, shipments were 21 percent below 2016’s levels, while offshore shipments decreased by 10 percent. The majority of Canpotex’s

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volumes for the quarter were sold to China (28 percent) and Other Asian markets outside of China and India (28 percent), while Latin America and India accounted for 25 percent and 11 percent, respectively.

• Price – Our average realized potash price of $182 per tonne surpassed the $157 per tonne realized in the same period last year, as strong customer engagement in all key markets continued to support prices.

• Costs – Inventory-related shutdowns reduced production volumes and resulted in manufactured cost of goods sold for the quarter of $96 per tonne. This amount was down from $101 per tonne in the same period last year, primarily due to an unfavorable adjustment to asset retirement obligations recorded in the fourth quarter of 2016.

PotashCorp Nitrogen

	Three months ended December 31
(millions of U.S. dollars)	2017	2016	Change
Net sales	$316	$289	27
Cost of goods sold	(257)	(239)	(18)
Margin on inter-segment sales	11	5	6
Gross margin	70	55	15

• Gross margin – Nitrogen gross margin of $70 million for the quarter surpassed the $55 million generated in 2016’s fourth quarter as stronger prices more than offset higher per-tonne costs. Our U.S. and Trinidad operations each accounted for 50 percent of the quarter’s nitrogen gross margin. For the full-year, gross margin of $256 million was down from $361 million in 2016, predominantly due to lower prices and higher costs.

	Three months ended December 31
	2017	2016	Change
Sales volumes (tonnes 000’s)
Ammonia	505	477	28
Urea	283	304	(21)
Solutions and Other	795	855	(60)
Average realized price ($/tonne)
Ammonia	270	213	57
Urea	288	245	43
Solutions and Other	138	142	(4)
Average	207	182	25
Cost of goods sold ($/tonne)	(167)	(151)	(16)
Gross margin ($/tonne)	40	31	9

• Volumes – Total sales volumes of 1.6 million tonnes for the quarter were down 3 percent compared to the same period in 2016, primarily due to lower availability of product related to a turnaround at our Augusta facility.

• Price – Our average realized price of $207 per tonne during the quarter was up from $182 per tonne in the same period last year, primarily due to global pricing support from lower Chinese urea exports and ammonia production curtailments in key exporting regions.

• Costs – Cost of goods sold for the quarter averaged $167 per tonne, up from $151 per tonne in 2016’s fourth quarter primarily as a result of higher natural gas costs in Trinidad.

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PotashCorp Phosphate

	Three months ended December 31
(millions of U.S. dollars)	2017	2016	Change
Net sales	$302	$290	12
Cost of goods sold	(597)	(297)	(300)
Cost on inter-segment sales	(11)	(5)	(6)
Gross margin	(306)	(12)	(294)

• Gross margin – Negative phosphate gross margin of $306 million for the fourth quarter of 2017 was below the negative $12 million realized during the same period last year, primarily due to non-cash impairment charges of $276 million. For the full year, negative gross margin of $366 million – including non-cash impairment charges of $305 million – trailed the $32 million earned in 2016 when prices for nearly all our phosphate products were higher.

	Three months ended December 31
	2017	2016	Change
Sales volumes (tonnes 000’s)
Fertilizer	534	472	62
Feed and Industrial	239	243	(4)
Average realized price ($/tonne)
Fertilizer	342	328	14
Feed and Industrial	483	551	(68)
Average	385	404	(19)
Cost of goods sold ($/tonne)	(782)	(420)	(362)
Gross margin ($/tonne)	(397)	(16)	(381)

• Volumes – Fourth-quarter sales volumes of 0.8 million tonnes surpassed last year’s comparable total of 0.7 million tonnes, mainly due to higher availability of our fertilizer products.

• Price – Our average realized phosphate price for the fourth quarter was $385 per tonne, down from $404 per tonne in the same period last year, as higher prices for fertilizer products were more than offset by lower realizations for our feed and industrial products.

• Costs – Cost of goods sold was $782 per tonne for the fourth quarter, significantly higher than $420 per tonne in 2016’s fourth quarter, predominantly due to impairment charges at our White Springs and feed plant facilities.

PotashCorp Finance

• Investments – Earnings from investments in Arab Potash Company (APC) in Jordan, Israel Chemicals Ltd. (ICL) in Israel and Sociedad Quimica y Minera de Chile S.A. (SQM) in Chile – now classified as discontinued operations9 – were $44 million for the fourth quarter, exceeding the $33 million generated in the same period last year. Our earnings for the year from these investments totaled $173 million and surpassed the $124 million realized in 2016. Classified as continuing operations are dividends from Sinofert Holdings Limited (Sinofert) in China and a $10 million non-cash impairment charge related to this investment in 2016. Subsequent to the fourth quarter of 2017, we completed the sale of our investment in ICL, which generated net proceeds of $685 million.

• Tax – Our income tax recovery of $153 million in the fourth quarter was larger than the $10 million recovery in 2016’s fourth quarter, primarily due to the discrete $187 million non-cash deferred tax recovery resulting

13

from a federal income tax rate decrease pursuant to U.S. tax reform legislation. This was partially offset by a non-cash discrete deferred tax expense of $68 million pertaining to a Saskatchewan income tax rate increase.

• Transaction Costs – During the quarter, we incurred merger-related costs of $51 million, higher than the $10 million sustained in the same period last year.

Notes

1. All amounts are stated in U.S. dollars.

2. All references to per-share amounts pertain to diluted net income per share.

3. EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income tax (recovery) expense, and depreciation and amortization. This is a non-IFRS measure. Refer to Selected Non-IFRS Financial Measures and Reconciliation.

4. EBIT is calculated as net earnings (loss) from continuing operations before finance costs and income tax (recovery) expense.

5. Certain amounts have been restated as a result of discontinued operations.

6. Canpotex Limited (“Canpotex”), the offshore marketing company for Nutrien and one other Saskatchewan potash producer.

7. This is a non-IFRS measure. Refer to Selected Non-IFRS Financial Measures and Reconciliation.

8. Generally, a non-IFRS financial measure is a numerical measure of a company’s performance, cash flows or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Adjusted earnings is not a measure of financial performance (nor does it have a standardized meaning) under IFRS. In evaluating this measure, investors should consider that the methodology applied in calculating such a measure may differ among companies and analysts. The company uses both IFRS and this non-IFRS measure to assess operational performance. Management believes this non-IFRS measure provides useful supplemental information to investors in order that they may evaluate PotashCorp’s financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the company. This non-IFRS financial measure should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS. Adjusted earnings is calculated as net (loss) income before share-based compensation net of tax, certain non-cash income tax changes, certain impairment charges net of tax and Transaction costs net of tax. PotashCorp uses adjusted earnings to assess operational performance. Management believes adjusted earnings to be an important measure as it excludes the effects of non-operating items and share-based compensation, supporting a focus on the performance of the company’s day-to-day operations, excluding share-based compensation. As compared to net (loss) income from continuing operations according to IFRS, this measure is limited in that it does not reflect the periodic costs of charges associated with share-based compensation, income tax rate changes, impairments or Transaction costs. Management evaluates such items through other financial measures such as cash flow provided by operating activities. The company believes that this measurement is useful as a valuation measurement.

9. PotashCorp’s discontinued operations includes the following investments held for sale: Sociedad Quimica y Minera de Chile S.A. (“SQM”), Arab Potash Company (“APC”) and Israel Chemicals Ltd. (ICL)

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 25 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders. For further information visit us at www.nutrien.com.

14

Forward-Looking Statements

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this news release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s 2018 annual guidance, including expectations regarding our diluted earnings per share and EBITDA (both consolidated and Retail); expectations regarding net proceeds to be realized from the on-going sale of equity interests; capital spending expectations for 2018; expectations regarding performance of our business segments in 2018; our market outlook for 2018, including potash, nitrogen and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions and divestitures; and the expected synergies associated with the merger of Agrium and PotashCorp, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Nutrien believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully integrate and realize the anticipated benefits of its already completed (including the merger of Agrium and PotashCorp) and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2018 and in the future (including as outlined under “Market Outlook”); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; ability to maintain investment grade rating and achieve our performance targets; assumptions in respect of our ability to sell equity positions, including the ability to find suitable buyers at expected prices and successfully complete such transactions in a timely manner; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; the failure to successfully integrate and realize the expected synergies associated with the merger of Agrium and PotashCorp, including within the expected timeframe; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and security risks related to our systems; the inability to find suitable buyers for our equity positions and counterparty and transaction risk associated therewith; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at our Egyptian and

15

Argentinian facilities; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Agrium, PotashCorp and Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States, including those disclosed in Agrium’s annual information form for the year ended December 31, 2016 and its 2016 annual management’s discussion and analysis, as well as PotashCorp’s Form 10-K for the year ended December 31, 2016.

The purpose of our expected diluted earnings per share, consolidated EBITDA and Retail EBITDA guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investors@nutrien.com

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

Nutrien will host a Conference Call on Tuesday, February 6, 2018 at 10:00 am Eastern Time.

Telephone Conference:	Dial-in numbers: • From Canada and the U.S. 1-877-269-7756 or 1-201-689-7817 • No access code required. Please dial in 15 minutes prior to ensure you get on the call.

Live Audio Webcast:	Visit www.nutrien.com/investors/events/2017-q4-earnings-conference-call

16

Agrium Inc.

Condensed Consolidated Interim Financial Statements

For the three and twelve months ended

December 31, 2017

AGRIUM INC.

Condensed Consolidated Interim Statements of Operations

(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,

(millions of U.S. dollars, unless otherwise stated)	2017	2016	2017	2016
		(restated)		(restated)

Sales	2,450	2,238	13,766	13,457
Cost of product sold	1,666	1,489	10,340	10,078

Gross profit	784	749	3,426	3,379
Expenses
Selling	519	480	2,014	1,913
General and administrative	71	64	247	240
Share-based payments	29	33	69	55
Earnings from associates and joint ventures	(7)	(35)	(39)	(66)
Other expenses	50	43	119	147

Earnings before finance costs and income taxes	122	164	1,016	1,090
Finance costs related to long-term debt	55	51	210	204
Other finance costs	30	21	101	74

Earnings before income taxes	37	92	705	812
Income taxes	10	23	203	228

Net earnings from continuing operations	27	69	502	584
Net (loss) earnings from discontinued operations	(9)	(2)	(187)	12

Net earnings	18	67	315	596

Attributable to
Equity holders of Agrium	17	67	310	592
Non-controlling interests	1	—	5	4

Net earnings	18	67	315	596

Earnings per share attributable to equity holders of Agrium

Basic and diluted earnings per share from continuing operations	0.19	0.50	3.60	4.20
Basic and diluted (loss) earnings per share from discontinued operations	(0.06)	(0.01)	(1.36)	0.09

Basic and diluted earnings per share	0.13	0.49	2.24	4.29

Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)	138	138	138	138

See accompanying notes.

Basis of preparation and statement of compliance

The accounting policies used in the preparation of these interim financial statements are those set out in Agrium’s audited consolidated financial statements as at and for the year ended December 31, 2016, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and were approved for issuance by the Agrium Inc. Audit Committee on February 5, 2018. These interim financial statements do not include all information and disclosures normally provided in annual or quarterly financial statements and should be read in conjunction with our audited annual financial statements and related notes, prepared in accordance with IFRS, contained in our 2016 Annual Report, available at www.nutrien.com.

AGRIUM INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,

(millions of U.S. dollars)	2017	2016	2017	2016

Net earnings	18	67	315	596
Other comprehensive (loss) income
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	(33)	19	(92)	7
Deferred income taxes	9	(5)	25	(1)
Associates and joint ventures
Share of comprehensive income (loss)	2	(36)	(49)	(34)
Deferred income taxes	—	—	10	—
Foreign currency translation
(Losses) gains	(13)	(94)	183	59
Reclassifications to earnings	—	—	6	—

	(35)	(116)	83	31

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial (losses) gains	(2)	15	(5)	(10)
Deferred income taxes	1	(4)	2	3

	(1)	11	(3)	(7)

Other comprehensive (loss) income	(36)	(105)	80	24

Comprehensive (loss) income	(18)	(38)	395	620

Attributable to
Equity holders of Agrium	(19)	(38)	389	616
Non-controlling interests	1	—	6	4

Comprehensive (loss) income	(18)	(38)	395	620

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited)

	December 31,
(millions of U.S. dollars)	2017	2016

Assets
Current assets
Cash and cash equivalents	466	412
Accounts receivable	2,406	2,208
Income taxes receivable	18	33
Inventories	3,321	3,230
Prepaid expenses and deposits	1,004	855
Other current assets	120	123
Assets held for sale	105	—
	7,440	6,861
Property, plant and equipment	7,091	6,818
Intangibles	518	566
Goodwill	2,228	2,095
Investments in associates and joint ventures	522	541
Other assets	58	48
Deferred income tax assets	85	34
	17,942	16,963

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	867	604
Accounts payable	5,206	4,662
Income taxes payable	27	17
Current portion of long-term debt	11	110
Current portion of other provisions	63	59
	6,174	5,452
Long-term debt	4,397	4,398
Post-employment benefits	142	141
Other provisions	522	322
Other liabilities	106	68
Deferred income tax liabilities	473	408
	11,814	10,789
Shareholders’ equity
Share capital	1,776	1,766
Retained earnings	5,461	5,634
Accumulated other comprehensive loss	(1,116)	(1,231)
Equity holders of Agrium	6,121	6,169
Non-controlling interests	7	5
Total equity	6,128	6,174
	17,942	16,963

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
(millions of U.S. dollars)	2017	2016 (restated)	2017	2016 (restated)
Operating
Net earnings from continuing operations	27	69	502	584
Adjustments for
Depreciation and amortization	138	131	530	493
Earnings from associates and joint ventures	(7)	(35)	(39)	(66)
Share-based payments	29	33	69	55
Unrealized loss on derivative financial instruments	2	—	1	36
Unrealized foreign exchange loss (gain)	—	1	31	(19)
Interest income	(16)	(17)	(59)	(66)
Finance costs	85	72	311	278
Income taxes	10	23	203	228
Other	30	26	34	23
Interest received	16	16	61	66
Interest paid	(68)	(49)	(308)	(272)
Income taxes paid	(7)	(14)	(20)	(291)
Dividends from associates and joint ventures	7	68	18	116
Net changes in non-cash working capital	1,338	1,101	(15)	472
Cash provided by operating activities	1,584	1,425	1,319	1,637
Investing
Business acquisitions, net of cash acquired	(19)	(26)	(203)	(342)
Capital expenditures	(219)	(170)	(677)	(701)
Capitalized borrowing costs	—	(6)	(12)	(24)
Purchase of investments	(4)	(16)	(63)	(77)
Proceeds from sale of investments	5	19	69	97
Proceeds from sale of property, plant and equipment	6	2	34	16
Other	(8)	51	(19)	33
Net changes in non-cash working capital	—	10	(51)	5
Cash used in investing activities	(239)	(136)	(922)	(993)
Financing
Short-term debt	(1,011)	(1,092)	258	(188)
Repayment of long-term debt	(2)	(1)	(110)	(17)
Dividends paid	(121)	(120)	(483)	(482)
Cash used in financing activities	(1,134)	(1,213)	(335)	(687)
Effect of exchange rate changes on cash and cash equivalents	(5)	(9)	(12)	(67)
Increase (decrease) in cash and cash equivalents from continuing operations	206	67	50	(110)
Cash and cash equivalents provided by discontinued operations	14	34	4	7
Cash and cash equivalents – beginning of period	246	311	412	515
Cash and cash equivalents – end of period	466	412	466	412

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
(millions of U.S. dollars, except per share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interests	Total equity
December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007
Net earnings	—	—	592	—	—	—	—	592	4	596
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(7)	—	—	—	—	(7)	—	(7)
Other	—	—	—	6	(34)	59	31	31	—	31
Comprehensive income (loss), net of tax	—	—	585	6	(34)	59	31	616	4	620
Dividends ($3.5 per share)	—	—	(484)	—	—	—	—	(484)	—	(484)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(3)	(3)
Share-based payment transactions	—	9	—	—	—	—	—	9	—	9
Reclassification of cash flow hedges, net of tax	—	—	—	25	—	—	25	25	—	25
December 31, 2016	138	1,766	5,634	(25)	(51)	(1,155)	(1,231)	6,169	5	6,174
Net earnings	—	—	310	—	—	—	—	310	5	315
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(3)	—	—	—	—	(3)	—	(3)
Other	—	—	—	(67)	(39)	188	82	82	1	83
Comprehensive income (loss), net of tax	—	—	307	(67)	(39)	188	82	389	6	395
Dividends ($3.5 per share)	—	—	(483)	—	—	—	—	(483)	—	(483)
Non-controlling interest transactions	—	—	3	—	—	(2)	(2)	1	(4)	(3)
Share-based payment transactions	—	10	—	—	—	—	—	10	—	10
Reclassification of cash flow hedges, net of tax	—	—	—	35	—	—	35	35	—	35
December 31, 2017	138	1,776	5,461	(57)	(90)	(969)	(1,116)	6,121	7	6,128

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and twelve months ended December 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1. Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada. Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States.

Agrium completed a merger with Potash Corporation of Saskatchewan Inc., on January 1, 2018 (“the Merger”). After that date, shares of Agrium no longer trade publicly. The merged companies began trading on the Toronto Stock Exchange and New York Stock Exchange as Nutrien Ltd. (“Nutrien”), under the symbol NTR on January 2, 2018. Further information about the Merger is available in Nutrien’s press release of January 2, 2018, and other documents at www.sedar.com.

In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and its joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

-	North America including the United States and Canada

-	International including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products as follows:

-	Nitrogen: Manufacturing in Alberta and Texas

-	Potash: Mining and processing in Saskatchewan

-	Phosphate: Production facilities in Alberta and prior to the Conda Phosphate operations disposition as described below, mining facilities in Idaho

-	Wholesale Other: Producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients, and operating joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

Discontinued operations and assets held for sale

On January 12, 2018, we completed the agreements with third parties to dispose of our Conda phosphate operations (“CPO”) and North Bend nitrogen assets (“North Bend”). The sale of CPO and North Bend are the subject of a consent order proposed to the United States Federal Trade Commission (FTC) as remedies to resolve issues in superphosphoric acid and nitric acid related to the Merger. On December 27, 2017, the FTC published related documents, including a proposed consent order, which were open for public comment until January 29, 2018, after which the FTC will decide whether to make the proposed consent order final.

These assets were previously classified as held for sale, as FTC approval and completion of the sales of CPO and North Bend assets is considered highly probable. Additionally, as CPO comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes, its operating results and the impact of re-measurement to the selling price are included in discontinued operations for the quarter and year ended December 31, 2017, and in the comparative quarter and year ended December 31, 2016. Discontinued operations exclude elimination of intercompany transactions.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and twelve months ended December 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2. Operating Segments

	Segment information by business unit	Three months ended December 31,
		2017				2016
		Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales	- external	2,076	374	—	2,450	1,816	422	—	2,238
	- inter-segment	13	160	(173)	—	12	172	(184)	—
	Total sales	2,089	534	(173)	2,450	1,828	594	(184)	2,238
	Cost of product sold	1,394	447	(175)	1,666	1,205	459	(175)	1,489
	Gross profit	695	87	2	784	623	135	(9)	749
	Gross profit (%)	33	16		32	34	23		33

	Expenses
	Selling	517	6	(4)	519	476	9	(5)	480
	General and administrative	26	8	37	71	26	6	32	64
	Share-based payments	—	—	29	29	—	—	33	33
	Earnings from associates and joint ventures	(1)	(5)	(1)	(7)	(1)	(34)	—	(35)
	Other (income) expenses	(21)	2	69	50	(12)	3	52	43
	Earnings (loss) before finance costs and income taxes	174	76	(128)	122	134	151	(121)	164
	Finance costs	—	—	85	85	—	—	72	72
	Earnings (loss) before income taxes	174	76	(213)	37	134	151	(193)	92
	Depreciation and amortization	74	58	6	138	68	57	6	131
	Finance costs	—	—	85	85	—	—	72	72
	EBITDA (b)	248	134	(122)	260	202	208	(115)	295

(a)	Includes inter-segment eliminations
(b)	EBITDA is net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and twelve months ended December 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	Segment information by business unit	Twelve months ended December 31,
		2017				2016
		Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales	- external	12,056	1,710	—	13,766	11,723	1,734	—	13,457
	- inter-segment	47	649	(696)	—	43	694	(737)	—
	Total sales	12,103	2,359	(696)	13,766	11,766	2,428	(737)	13,457
	Cost of product sold	9,157	1,888	(705)	10,340	8,980	1,872	(774)	10,078
	Gross profit	2,946	471	9	3,426	2,786	556	37	3,379
	Gross profit (%)	24	20		25	24	23		25

	Expenses
	Selling	2,007	24	(17)	2,014	1,899	31	(17)	1,913
	General and administrative	100	26	121	247	102	28	110	240
	Share-based payments	—	—	69	69	—	—	55	55
	(Earnings) loss from associates and joint ventures	(9)	(30)	—	(39)	(6)	(61)	1	(66)
	Other (income) expenses	(42)	34	127	119	(26)	57	116	147
	Earnings (loss) before finance costs and income taxes	890	417	(291)	1,016	817	501	(228)	1,090
	Finance costs	—	—	311	311	—	—	278	278
	Earnings (loss) before income taxes	890	417	(602)	705	817	501	(506)	812
	Depreciation and amortization	289	222	19	530	274	203	16	493
	Finance costs	—	—	311	311	—	—	278	278
	EBITDA	1,179	639	(272)	1,546	1,091	704	(212)	1,583

(a)	Includes inter-segment eliminations

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and twelve months ended December 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	Segment information – Retail	Three months ended December 31,

		2017			2016

		North America	International	Retail	North America	International	Retail

Sales	- external	1,510	566	2,076	1,332	484	1,816
	- inter-segment	13	—	13	12	—	12

	Total sales	1,523	566	2,089	1,344	484	1,828
	Cost of product sold	990	404	1,394	860	345	1,205

	Gross profit	533	162	695	484	139	623
	Expenses
	Selling	419	98	517	376	100	476
	General and administrative	18	8	26	18	8	26
	Earnings from associates and joint ventures	—	(1)	(1)	—	(1)	(1)
	Other income	(16)	(5)	(21)	(5)	(7)	(12)

	Earnings before income taxes	112	62	174	95	39	134
	Depreciation and amortization	70	4	74	60	8	68

	EBITDA	182	66	248	155	47	202

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and twelve months ended December 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	Segment information – Retail	Twelve months ended December 31,

		2017			2016

		North America	International	Retail	North America	International	Retail

Sales	- external	9,874	2,182	12,056	9,565	2,158	11,723
	- inter-segment	47	—	47	43	—	43

	Total sales	9,921	2,182	12,103	9,608	2,158	11,766
	Cost of product sold	7,513	1,644	9,157	7,306	1,674	8,980

	Gross profit	2,408	538	2,946	2,302	484	2,786
	Expenses
	Selling	1,652	355	2,007	1,555	344	1,899
	General and administrative	71	29	100	72	30	102
	Earnings from associates and joint ventures	(7)	(2)	(9)	(4)	(2)	(6)
	Other (income) expenses	(24)	(18)	(42)	3	(29)	(26)

	Earnings before income taxes	716	174	890	676	141	817
	Depreciation and amortization	273	16	289	249	25	274

	EBITDA	989	190	1,179	925	166	1,091

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and twelve months ended December 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	Segment information – Wholesale	Three months ended December 31,

		2017					2016

		Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale

Sales	- external	156	101	19	98	374	218	74	40	90	422
	- inter-segment	64	36	28	32	160	67	31	41	33	172

	Total sales	220	137	47	130	534	285	105	81	123	594
	Cost of product sold	186	97	49	115	447	200	84	72	103	459

	Gross profit	34	40	(2)	15	87	85	21	9	20	135
	Expenses
	Selling	3	1	1	1	6	4	2	1	2	9
	General and administrative	5	3	(1)	1	8	4	2	—	—	6
	Earnings from associates and joint ventures	—	—	—	(5)	(5)	—	—	—	(34)	(34)
	Other expenses (income)	—	3	(1)	—	2	1	4	—	(2)	3

	Earnings (loss) before income taxes	26	33	(1)	18	76	76	13	8	54	151
	Depreciation and amortization	20	31	5	2	58	23	26	5	3	57

	EBITDA	46	64	4	20	134	99	39	13	57	208

(a)	Includes ammonium sulfate, ESN and other products

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and twelve months ended December 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	Segment information – Wholesale	Twelve months ended December 31,

		2017					2016

		Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Wholesale Other (a)	Wholesale

Sales	- external	755	386	115	454	1,710	860	280	148	446	1,734
	- inter-segment	254	133	122	140	649	284	139	141	130	694

	Total sales	1,009	519	237	594	2,359	1,144	419	289	576	2,428
	Cost of product sold	757	390	228	513	1,888	757	367	261	487	1,872

	Gross profit	252	129	9	81	471	387	52	28	89	556
	Expenses
	Selling	12	5	2	5	24	14	7	2	8	31
	General and administrative	13	6	—	7	26	13	7	1	7	28
	Earnings from associates and joint ventures	—	—	—	(30)	(30)	—	—	—	(61)	(61)
	Other expenses (income)	18	13	3	—	34	31	28	2	(4)	57

	Earnings before income taxes	209	105	4	99	417	329	10	23	139	501
	Depreciation and amortization	79	113	17	13	222	75	99	16	13	203

	EBITDA	288	218	21	112	639	404	109	39	152	704

(a)	Includes ammonium sulfate, ESN and other products

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and twelve months ended December 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended December 31,						Twelve months ended December 31,
	2017				2016		2017				2016
	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit	Sales	Cost of product sold	Gross profit
Retail
Crop nutrients	890	722	168	779	632	147	4,121	3,273	848	4,310	3,478	832
Crop protection products	712	385	327	620	324	296	4,937	3,752	1,185	4,684	3,570	1,114
Seed	107	56	51	101	58	43	1,628	1,303	325	1,462	1,165	297
Merchandise	187	159	28	167	140	27	683	577	106	621	518	103
Services and other (a)	193	72	121	161	51	110	734	252	482	689	249	440
	2,089	1,394	695	1,828	1,205	623	12,103	9,157	2,946	11,766	8,980	2,786
Wholesale
Nitrogen	220	186	34	285	200	85	1,009	757	252	1,144	757	387
Potash	137	97	40	105	84	21	519	390	129	419	367	52
Phosphate	47	49	(2)	81	72	9	237	228	9	289	261	28
Ammonium sulfate, ESN and other	130	115	15	123	103	20	594	513	81	576	487	89
	534	447	87	594	459	135	2,359	1,888	471	2,428	1,872	556
Other inter-segment eliminations	(173)	(175)	2	(184)	(175)	(9)	(696)	(705)	9	(737)	(774)	37
Total	2,450	1,666	784	2,238	1,489	749	13,766	10,340	3,426	13,457	10,078	3,379

Wholesale share of joint ventures
Nitrogen	68	47	21	65	53	12	216	167	49	196	164	32
Total Wholesale including proportionate share in joint ventures	602	494	108	659	512	147	2,575	2,055	520	2,624	2,036	588

(a)	Includes financial services products

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and twelve months ended December 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended December 31,
	2017						2016
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	1,791	404	328	76	1,593	395	317	78
International	429	386	311	75	395	381	321	60
Total crop nutrients	2,220	401	325	76	1,988	392	318	74

Wholesale
Nitrogen
North America
Ammonia	261	342			334	371
Urea	300	287			439	274
Other	191	234			181	222
Total nitrogen	752	293	248	45	954	298	209	89

Potash
North America	329	269			286	211
International	291	168			304	148
Total potash	620	221	157	64	590	179	143	36

Phosphate	107	436	448	(12)	191	420	379	41
Ammonium sulfate	61	261	173	88	99	240	130	110
ESN and other	339				327
Total Wholesale	1,879	284	238	46	2,161	275	213	62

Wholesale share of joint ventures
Nitrogen	200	339	234	105	222	293	235	58
Total Wholesale including proportionate share in joint ventures	2,079	289	237	52	2,383	276	215	61

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and twelve months ended December 31, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Twelve months ended December 31,
	2017						2016
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
North America	8,373	414	323	91	8,003	446	351	95
International	1,829	356	311	45	1,956	379	341	38
Total crop nutrients	10,202	404	321	83	9,959	433	349	84

Wholesale
Nitrogen
North America
Ammonia	1,035	378			1,165	402
Urea	1,475	283			1,620	294
Other	863	231			817	244
Total nitrogen	3,373	299	224	75	3,602	318	211	107

Potash
North America	1,335	256			1,187	217
International	1,097	162			1,052	154
Total potash	2,432	213	160	53	2,239	187	164	23

Phosphate	551	429	414	15	640	450	408	42
Ammonium sulfate	345	267	132	135	341	268	122	146
ESN and other	1,516				1,439
Total Wholesale	8,217	287	230	57	8,261	294	227	67

Wholesale share of joint ventures
Nitrogen	713	303	234	69	669	293	245	48
Total Wholesale including proportionate share in joint ventures	8,930	288	230	58	8,930	294	228	66

AGRIUM INC. SELECTED NON-IFRS FINANCIAL MEASURES AND RECONCILIATIONS

Certain financial measures in our Press Release are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

IFRS requires that we provide and include subtotals and other financial measures in our Consolidated Financial Statements. Such measures become IFRS measures by virtue of being included in the Consolidated Financial Statements. Other measures that are not specifically defined under IFRS and may not be comparable to similar measures used by other issuers are non-IFRS measures. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our non-IFRS financial measures, their definitions and why management uses each measure.

Non-IFRS financial measure	Definition	Why we use the measure and why it is useful to investors
EBITDA	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations

EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of our debt covenants.

Adjusted and guidance EPS	Net earnings (loss) adjusted for certain income (expenses) that are considered to be non-operational in nature.

These measures provide meaningful comparison to our guidance by eliminating share-based payments expense (recovery), gains (losses) on foreign exchange and related gains (losses) on non-qualifying derivative hedges and significant non-operating, non-recurring items. Our guidance is forward-looking information. We present guidance relevant earnings (loss) per share to provide an update to this previously disclosed forward-looking information.

Cash cost of production manufactured (COPM)	All fixed and variable costs are accumulated in cash COPM excluding depreciation and amortization expense and direct freight.	Enables investors to better understand the performance of our manufactured operations compared to other crop nutrient producers.

When cash COPM costs are divided by the production tonnes for the period, the result is actual cash COPM per tonne, which is compared to the standard cash COPM per tonne – a calculation of fixed and variable costs for a standard or typical period of production. The standard cash COPM per tonne is multiplied by the production tonnes for the period, and the resulting dollar amount is transferred to inventory. Any remaining costs are recorded directly to cost of product sold as production volume or cost efficiency variances.

Direct freight is a transportation cost to move the product from an Agrium location to the point of sale.

There is no directly comparable IFRS measure for cash COPM.

Consolidated and business unit EBITDA	Three months ended December 31,
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2017
Net earnings				18
Finance costs related to long-term debt				55
Other finance costs				30
Income taxes				10
Net loss from discontinued operations				9
EBIT	174	76	(128)	122
Depreciation and amortization	74	58	6	138
EBITDA	248	134	(122)	260

2016
Net earnings				67
Finance costs related to long-term debt				51
Other finance costs				21
Income taxes				23
Net loss from discontinued operations				2
EBIT	134	151	(121)	164
Depreciation and amortization	68	57	6	131
EBITDA	202	208	(115)	295

Potash Corporation of Saskatchewan Inc.

Condensed Consolidated Statements of (Loss) Income

(in millions of US dollars except as otherwise noted)

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2017	2016 (1)	2017	2016 (1)
Sales (Note 2)	$ 1,081	$ 1,058	$ 4,547	$ 4,456
Freight, transportation and distribution	(116)	(130)	(537)	(535)
Cost of goods sold (Note 2)	(1,043)	(765)	(3,335)	(3,091)
Gross Margin	(78)	163	675	830
Selling and administrative expenses	(60)	(45)	(214)	(212)
Provincial mining and other taxes	(26)	(36)	(151)	(124)
Transaction costs (Note 3)	(51)	(10)	(84)	(18)
Other expenses (Note 4)	—	(14)	(17)	(17)
Operating (Loss) Income	(215)	58	209	459
Finance costs	(58)	(55)	(238)	(216)
(Loss) Income Before Income Taxes	(273)	3	(29)	243
Income tax recovery (expense) (Note 5)	153	10	183	(44)
Net (Loss) Income from Continuing Operations	(120)	13	154	199
Net Income from Discontinued Operations (Note 6)	44	33	173	124
Net (Loss) Income	$ (76)	$ 46	$ 327	$ 323

Net (Loss) Income per Share from Continuing Operations
Basic	$ (0.14)	$ 0.02	$ 0.18	$ 0.24
Diluted	$ (0.14)	$ 0.02	$ 0.18	$ 0.24

Net (Loss) Income per Share from Continuing and Discontinued Operations
Basic	$ (0.09)	$ 0.05	$ 0.39	$ 0.39
Diluted	$ (0.09)	$ 0.05	$ 0.39	$ 0.38

Dividends Declared per Share	$ 0.10	$ 0.10	$ 0.40	$ 0.70

Weighted Average Shares Outstanding
Basic	840,203,000	839,721,000	840,079,000	838,928,000
Diluted	840,606,000	840,142,000	840,316,000	839,459,000

(1)	Certain amounts have been reclassified as a result of discontinued operations described in Note 6.

(See Notes to the Condensed Consolidated Financial Statements)

Potash Corporation of Saskatchewan Inc.

Condensed Consolidated Statements of Comprehensive (Loss) Income

(in millions of US dollars)

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
(Net of related income taxes)	2017	2016	2017	2016

Net (Loss) Income	$(76)	$46	$327	$323
Other comprehensive (loss) income
Items that will not be reclassified to net income:
Net actuarial gain on defined benefit plans (1)	46	119	46	16
Items that have been or may be subsequently reclassified to net income:
Available-for-sale investments (2)
Net fair value (loss) gain during the period	(98)	54	30	(34)
Cash flow hedges
Net fair value (loss) gain during the period (3)	(9)	9	(17)	7
Reclassification to income of net loss (4)	6	11	34	50
Other	1	—	3	2
Other Comprehensive (Loss) Income	(54)	193	96	41
Comprehensive (Loss) Income	$(130)	$239	$423	$364

(1)	Net of income taxes of $(20) (2016 - $(76)) for the three months ended December 31, 2017, and $(20) (2016 – $(16)) for the twelve months ended December 31, 2017.
(2)	Available-for-sale investments are comprised of shares in Israel Chemicals Ltd. ("ICL"), Sinofert Holdings Limited ("Sinofert") and other. The company’s investment in ICL was classified as held for sale at December 31, 2017 and the divestiture of all equity interests in ICL was completed on January 24, 2018.
(3)	Cash flow hedges are comprised of natural gas derivative instruments and were net of income taxes of $(7) (2016 - $(4)) for the three months ended December 31, 2017 and $(3) (2016 - $(4)) for the twelve months ended December, 31 2017. In the fourth quarter of 2017, related deferred income tax assets were reduced by $8 due to a US federal income tax rate decrease.
(4)	Net of income taxes of $(5) (2016 - $(6)) for the three months ended December 31, 2017, and $(20) (2016 - $(28)) for the twelve months ended December 31, 2017.

(See Notes to the Condensed Consolidated Financial Statements)

Potash Corporation of Saskatchewan Inc.

Condensed Consolidated Statements of Cash Flow

(in millions of US dollars)

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2017	2016	2017	2016

Operating Activities
Net (loss) income	$(76)	$46	$327	$323
Adjustments to reconcile net income to cash provided by operating activities (Note 7)	294	246	826	877
Changes in non-cash operating working capital (Note 7)	163	61	72	60
Cash provided by operating activities	381	353	1,225	1,260

Investing Activities
Additions to property, plant and equipment	(220)	(245)	(651)	(893)
Other assets and intangible assets	—	8	(1)	(2)
Cash used in investing activities	(220)	(237)	(652)	(895)

Financing Activities
Proceeds from long-term debt obligations	—	496	—	496
Repayment of, and finance costs on, long-term debt obligations	(500)	(4)	(501)	(8)
Proceeds from (repayment of) short-term debt obligations	440	(647)	341	(128)
Dividends	(82)	(82)	(330)	(809)
Issuance of common shares	—	—	1	25
Cash used in financing activities	(142)	(237)	(489)	(424)
Increase (Decrease) in Cash and Cash Equivalents	19	(121)	84	(59)
Cash and Cash Equivalents, Beginning of Period	97	153	32	91
Cash and Cash Equivalents, End of Period	$116	$32	$116	$32

Cash and cash equivalents comprised of:
Cash	$14	$13	$14	$13
Short-term investments	102	19	102	19
	$116	$32	$116	$32

(See Notes to the Condensed Consolidated Financial Statements)

Potash Corporation of Saskatchewan Inc.

Condensed Consolidated Statement of Changes in Shareholders' Equity

(in millions of US dollars)

(unaudited)

			Accumulated Other Comprehensive (Loss) Income
	Share Capital	Contributed Surplus	Net unrealized gain on available- for-sale investments (1)	Net (loss) gain on derivatives designated as cash flow hedges	Net actuarial gain on defined benefit plans (2)	Other	Total Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Equity

Balance – December 31, 2016	$1,798	$222	$43	$(60)	$—	$(8)	$(25)	$6,204	$8,199
Net income	—	—	—	—	—	—	—	327	327
Other comprehensive income	—	—	30	17	46	3	96	—	96
Dividends declared	—	—	—	—	—	—	—	(335)	(335)
Effect of share-based compensation including issuance of common shares	2	8	—	—	—	—	—	—	10
Shares issued for dividend reinvestment plan	6	—	—	—	—	—	—	—	6
Transfer of net actuarial gain on defined benefit plans	—	—	—	—	(46)	—	(46)	46	—
Balance – December 31, 2017	$1,806	$230	$73	$(43)	$—	$(5)	$25	$6,242	$8,303

(1)	The cumulative net unrealized gain on the available-for-sale investment in ICL, classified as held for sale as described in Note 6, was $4 at December 31, 2017.
(2)	Any amounts incurred during a period are closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

(See Notes to the Condensed Consolidated Financial Statements)

Potash Corporation of Saskatchewan Inc.

Condensed Consolidated Statements of Financial Position

(in millions of US dollars except share amounts)

(unaudited)

As at	December 31 2017	December 31 2016

Assets
Current assets
Cash and cash equivalents	$116	$32
Receivables	489	545
Inventories	788	768
Prepaid expenses and other current assets	72	49
	1,465	1,394
Assets held for sale (Note 6)	1,858	—
	3,323	1,394
Non-current assets
Property, plant and equipment	12,971	13,318
Investments in equity-accounted investees (Note 6)	30	1,173
Available-for-sale investments (Note 6)	262	940
Other assets	246	250
Intangible assets	166	180
Total Assets	$16,998	$17,255

Liabilities
Current liabilities
Short-term debt and current portion of long-term debt	$730	$884
Payables and accrued charges	807	772
Current portion of derivative instrument liabilities	29	41
	1,566	1,697
Deferred income tax liabilities on assets held for sale (Note 6)	36	—
	1,602	1,697
Non-current liabilities
Long-term debt	3,711	3,707
Derivative instrument liabilities	35	56
Deferred income tax liabilities	2,205	2,463
Pension and other post-retirement benefit liabilities	440	443
Asset retirement obligations and accrued environmental costs	651	643
Other non-current liabilities and deferred credits	51	47
Total Liabilities	8,695	9,056

Shareholders' Equity
Share capital	1,806	1,798
Unlimited authorization of common shares without par value; issued and outstanding 840,223,041 and 839,790,379 at December 31, 2017 and December 31, 2016, respectively
Contributed surplus	230	222
Accumulated other comprehensive income (loss)	25	(25)
Retained earnings	6,242	6,204
Total Shareholders' Equity	8,303	8,199
Total Liabilities and Shareholders' Equity	$16,998	$17,255

(See Notes to the Condensed Consolidated Financial Statements)

Potash Corporation of Saskatchewan Inc.

Notes to the Condensed Consolidated Financial Statements

For the Three and Twelve Months Ended December 31, 2017

(in millions of US dollars except as otherwise noted)

(unaudited)

1. Significant Accounting Policies

With its subsidiaries, Potash Corporation of Saskatchewan Inc. (“PCS”) — together known as “PotashCorp” or “the company” except to the extent the context otherwise requires — forms a crop nutrient and related industrial and feed products company. The company’s accounting policies are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The accounting policies and methods of computation used in preparing these unaudited interim condensed consolidated financial statements are consistent with those used in the preparation of the company's 2016 annual consolidated financial statements, with the exception of investments held for sale and discontinued operations included in Note 6 of these unaudited condensed consolidated financial statements, which were not previously disclosed.

These unaudited condensed consolidated financial statements include the accounts of PCS and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the company's 2016 annual consolidated financial statements. The company's 2017 annual consolidated financial statements will include additional information under IFRS in its Annual Report in February 2018.

In management's opinion, the unaudited condensed consolidated financial statements include all adjustments necessary to present fairly such information.

2. Segment Information

The company has three reportable operating segments: potash, nitrogen and phosphate. The accounting policies of the segments are the same as those described in Note 1. Inter-segment sales are made under terms that approximate market value.

	Three Months Ended December 31, 2017
	Potash	Nitrogen	Phosphate	All Others	Consolidated

Sales - third party	$383	$348	$350	$—	$1,081
Freight, transportation and distribution - third party	(36)	(32)	(48)	—	(116)
Net sales - third party	347	316	302	—
Cost of goods sold - third party	(189)	(257)	(597)	—	(1,043)
Margin (cost) on inter-segment sales (1)	—	11	(11)	—	—
Gross margin	158	70	(306)	—	(78)
Items included in cost of goods sold, selling and administrative or other expenses:
Depreciation and amortization	(49)	(59)	(54)	(10)	(172)
Impairment of property, plant and equipment (2)	—	—	(276)	—	(276)
Cash outflows for additions to property, plant and equipment	82	96	40	2	220

(1)	Inter-segment net sales were $20.
(2)	During the fourth quarter of 2017, the company recognized an impairment loss of $250 associated with its White Springs and Feed Plants cash generating unit ("CGU"). At December 31, 2017, the recoverable amount of this CGU was $96 based on value in use. Remaining impairment losses relate to phosphate property, plant and equipment at Aurora as a result of a mining method the company will no longer use. Recoverable amount was based on fair value less costs to sell.

Potash Corporation of Saskatchewan Inc.

Notes to the Condensed Consolidated Financial Statements

For the Three and Twelve Months Ended December 31, 2017

(in millions of US dollars except as otherwise noted)

(unaudited)

2. Segment Information (continued)

	Three Months Ended December 31, 2016

	Potash	Nitrogen	Phosphate	All Others	Consolidated
Sales - third party	$403	$323	$332	$—	$1,058
Freight, transportation and distribution - third party	(54)	(34)	(42)	—	(130)
Net sales - third party	349	289	290	—
Cost of goods sold - third party	(229)	(239)	(297)	—	(765)
Margin (cost) on inter-segment sales (1)	—	5	(5)	—	—
Gross margin	120	55	(12)	—	163
Items included in cost of goods sold, selling and administrative or other expenses:
Depreciation and amortization	(57)	(54)	(58)	(8)	(177)
Impairment of property, plant and equipment	—	—	(20)	—	(20)
Cash outflows for additions to property, plant and equipment	83	85	74	3	245

(1)	Inter-segment net sales were $14.

	Twelve Months Ended December 31, 2017

	Potash	Nitrogen	Phosphate	All Others	Consolidated
Sales - third party	$1,868	$1,395	$1,284	$—	$4,547
Freight, transportation and distribution - third party	(235)	(129)	(173)	—	(537)
Net sales - third party	1,633	1,266	1,111	—
Cost of goods sold - third party	(848)	(1,046)	(1,441)	—	(3,335)
Margin (cost) on inter-segment sales (1)	—	36	(36)	—	—
Gross margin	785	256	(366)	—	675
Items included in cost of goods sold, selling and administrative or other expenses:
Depreciation and amortization	(232)	(203)	(220)	(37)	(692)
Impairment of property, plant and equipment (2)	—	—	(305)	—	(305)
Cash outflows for additions to property, plant and equipment	219	239	185	8	651

(1)	Inter-segment net sales were $74.
(2)	During the fourth quarter of 2017, the company recognized an impairment loss of $250 associated with its White Springs and Feed Plants CGU. At December 31, 2017, the recoverable amount of this CGU was $96 based on value in use. Remaining impairment losses relate to phosphate property, plant and equipment at Aurora as a result of a feed product the company will no longer produce and a mining method the company will no longer use. Recoverable amounts were based on fair value less costs to sell.

Potash Corporation of Saskatchewan Inc.

Notes to the Condensed Consolidated Financial Statements

For the Three and Twelve Months Ended December 31, 2017

(in millions of US dollars except as otherwise noted)

(unaudited)

2. Segment Information (continued)

	Twelve Months Ended December 31, 2016

	Potash	Nitrogen	Phosphate	All Others	Consolidated

Sales - third party	$1,630	$1,467	$1,359	$—	$4,456
Freight, transportation and distribution - third party	(250)	(122)	(163)	—	(535)
Net sales - third party	1,380	1,345	1,196	—
Cost of goods sold - third party	(943)	(1,016)	(1,132)	—	(3,091)
Margin (cost) on inter-segment sales (1)	—	32	(32)	—	—
Gross margin	437	361	32	—	830
Items included in cost of goods sold, selling and administrative or other expenses:
Depreciation and amortization	(216)	(213)	(223)	(43)	(695)
Share of Canpotex's (2) Prince Rupert project exit costs	(33)	—	—	—	(33)
Termination benefit costs	(32)	—	—	—	(32)
Impairment of property, plant and equipment	—	—	(47)	—	(47)
Cash outflows for additions to property, plant and equipment	342	263	216	72	893

(1)	Inter-segment net sales were $62.
(2)	Canpotex Limited ("Canpotex").

3. Transaction Relating to the Merger of Equals with Agrium Inc. (“Agrium”) and Acquisition of Agrichem

On January 1, 2018, after receiving all required regulatory approvals, the company and Agrium combined their businesses in a merger of equals by becoming wholly owned subsidiaries of a new parent company named Nutrien Ltd. (“Nutrien”). On January 2, 2018, the merged entity began trading on the Toronto Stock Exchange and New York Stock Exchange (“NYSE”) under the symbol NTR, and the shares of PotashCorp and Agrium were delisted.

Shareholders of PotashCorp received 0.400 common shares of Nutrien for each PotashCorp share held and shareholders of Agrium received 2.230 common shares of Nutrien for each Agrium share held. The exchange ratios represent the respective closing share prices of each company’s common shares at market close on the NYSE on August 29, 2016, the last trading day prior to when the companies announced that they were in preliminary discussions regarding a merger of equals, which is consistent with the approximate 10-day and 60-day volume weighted average prices through that date.

PotashCorp is the acquirer for accounting purposes, and as a result, the financial statements and related notes of Nutrien in 2018 and beyond will reflect the operations of Nutrien. Figures for 2017 and prior will reflect the operations of PotashCorp. The purchase consideration is approximately $16 billion. Valuations to determine the fair value of assets acquired and liabilities assumed are not yet complete due to the recent closing date of the Merger.

Key dates of the Merger:

• September 11, 2016 - The company entered into an agreement with Agrium to combine their businesses under the Canada Business Corporation Act.

• November 3, 2016 - The plan of arrangement was approved by the shareholders of both companies.

• November 7, 2016 - The Ontario Superior Court of Justice issued a final order approving the plan of arrangement.

• October 18, 2017 - Conditional approval was received from the Competition Commission of India, requiring PotashCorp to divest minority shareholdings in Sociedad Quimica y Minera de Chile S.A. (“SQM”), Arab Potash Company (“APC”) and ICL within a period of 18 months from November 2017, the issuance of the order.

• November 6, 2017 - Agrium signed definitive asset sales agreements to divest its Conda phosphate and North Bend nitric acid operations intended to address United States regulatory concerns.

• November 7, 2017 - Approval was received from China’s Ministry of Commerce, conditioned on the divestiture of PotashCorp’s minority shareholdings in SQM and APC within 18 months, and ICL within 9 months, from the closing of the Merger.

• December 27, 2017 - Clearance was received from the United States’ Federal Trade Commission conditional on certain divestitures by Agrium.

The sale of PotashCorp’s interest in ICL closed on January 24, 2018. Agrium completed the dispositions of certain operations on January 12, 2018, as a condition of approval of the Merger from the United States' Federal Trade Commission.

The companies had previously received unconditional regulatory clearance from Canada, Brazil and Russia.

For additional information with respect to the plan of arrangement, please refer to the Joint Management Information Circular of PotashCorp and Agrium dated October 3, 2016, a copy of which has been filed on SEDAR under PotashCorp's profile at www.sedar.com.

Potash Corporation of Saskatchewan Inc.

Notes to the Condensed Consolidated Financial Statements

For the Three and Twelve Months Ended December 31, 2017

(in millions of US dollars except as otherwise noted)

(unaudited)

3. Transaction Relating to the Merger of Equals with Agrium Inc. (“Agrium”) and Acquisition of Agrichem (continued)

On January 29, 2018, Nutrien announced the planned acquisition of Agrichem, a leading Brazilian specialty plant nutrition and plant health product company. The acquisition will be made in two tranches, with 80 percent of the business expected to be acquired by the end of March 2018. The remaining 20 percent of the business is expected to be acquired in 2019, with the price being based on 2018 earnings before interest, taxes, depreciation and amortization levels. Closing of the transaction is subject to regulatory approvals and satisfaction of customary conditions precedent.

4. Other Expenses

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2017	2016	2017	2016

Foreign exchange gain (loss)	$1	$5	$(21)	$(9)
Share of earnings of equity-accounted investees	1	2	7	3
Dividend Income	—	—	—	2
Impairment of available-for-sale investment	—	—	—	(10)
Other expenses	(2)	(21)	(3)	(3)
	$—	$(14)	$(17)	$(17)

5. Income Tax Recovery (Expense)

A separate estimated average annual effective tax rate was determined for each taxing jurisdiction and applied individually to the pre-tax income of each jurisdiction.

	Three Months Ended		Twelve Months Ended
	December 31		December 31
Income Tax Related to Continuing Operations	2017	2016	2017	2016

Income tax recovery (expense)	$153	$10	$183	$(44)
Actual effective tax rate on ordinary earnings	13%	n/m	-7%	24%
Actual effective tax rate including discrete items	56%	n/m	n/m	18%
Discrete tax adjustments that impacted the tax rate	$118	$6	$185	$17

Significant items to note include the following:

• Ordinary earnings for the three months ended December 31, 2017 were negative. When combined with an income tax recovery, this created a positive actual effective tax rate. Compared to the same period last year, earnings were significantly lower in the United States and only slightly offset by increased earnings in Trinidad.

• The actual effective tax rate on ordinary earnings for the twelve months ended December 31, 2017 decreased compared to the same period last year due to different weightings between jurisdictions, most notably substantially lower earnings in the United States partially offset by higher earnings in Canada and Trinidad.

• In the fourth quarter of 2017, a deferred tax recovery of $187 was recorded as a result of a federal income tax rate decrease pursuant to US tax reform legislation.

• In the fourth quarter of 2017, a deferred tax expense of $68 was recorded to reflect Saskatchewan government legislation that reversed a provincial income tax rate decrease legislated earlier in the year. A $68 deferred tax recovery had been recorded in the second quarter of 2017 to reflect that rate decrease.

• In 2016, a current tax recovery of $16 ($3 in the fourth quarter of 2016) was recorded to adjust accruals after tax authority examinations.

Potash Corporation of Saskatchewan Inc.

Notes to the Condensed Consolidated Financial Statements

For the Three and Twelve Months Ended December 31, 2017

(in millions of US dollars except as otherwise noted)

(unaudited)

6. Investments Held for Sale and Discontinued Operations

The company classifies assets and liabilities as held for sale if it is highly probable that the carrying value will be recovered through a sale transaction within one year rather than through continuing use. Assets that are classified as held for sale are measured at the lower of the carrying amount and the fair value less costs to sell, with the exception of financial assets (including investments classified as available-for-sale) and therefore measured in accordance with Note 19 of the company's 2016 annual consolidated financial statements. For equity-accounted investments, the equity accounting ceases the date the investments were classified as held for sale. The company considers a discontinued operation to be a component of the company's business that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographic area of operations or is a part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations.

The company's investments in SQM at December 1, 2017, and ICL and APC at December 31, 2017 were classified as held for sale and as discontinued operations, due to regulatory requirements to dispose of these investments, as discussed in Note 3. Share of earnings, dividend income and associated income taxes pertaining to these investments were reclassified from operating (loss) income to net income from discontinued operations. The company is actively seeking buyers for its investments in SQM and APC and expects to complete the sales in 2018. On January 24, 2018, the company completed the sale of its equity interests in ICL through a private secondary offering for net proceeds of $685, resulting in a loss on disposal of $19, net of income taxes of $NIL.

Assets Held for Sale

As at			December 31 2017	December 31 2016

Assets
Equity-accounted investees (1)			$1,146	$ —
Available-for-sale investment (2)			708	—
Current income tax assets			4	—
Assets held for sale			$1,858	$ —

Liabilities

Deferred income tax liabilities			$36	$ —

(1) SQM and APC. (2) ICL. Net Income from Discontinued Operations
	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2017	2016	2017	2016

Share of earnings of equity-accounted investees	$36	$19	$151	$ 92
Dividend income	7	9	24	31
Income tax recovery (expense)	1	5	(2)	1
Net income from discontinued operations	$44	$33	$173	$ 124

Net Income per Share from Discontinued Operations
Basic	$0.05	$0.03	$0.21	$ 0.15
Diluted	$0.05	$0.03	$0.21	$ 0.14

Cash Flows from Discontinued Operations
	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2017	2016	2017	2016

Dividends from discontinued operations (1)	$43	$78	$176	$ 195

(1)	Dividends from discontinued operations continue to be classified as cash provided by operating activities.

Potash Corporation of Saskatchewan Inc.

Notes to the Condensed Consolidated Financial Statements

For the Three and Twelve Months Ended December 31, 2017

(in millions of US dollars except as otherwise noted)

(unaudited)

7. Consolidated Statements of Cash Flow

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2017	2016	2017	2016

Reconciliation of cash provided by operating activities
Net (loss) income	$(76)	$46	$327	$323
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	172	177	692	695
Impairment of property, plant and equipment	276	20	305	47
Net distributed (undistributed) earnings of equity-accounted investees	—	49	(1)	70
Share-based compensation	2	(6)	11	2
Recovery of deferred income tax	(174)	(27)	(273)	(22)
Pension and other post-retirement benefits	14	10	64	46
Asset retirement obligations and accrued environmental costs	4	16	7	29
Other long-term liabilities and miscellaneous	—	7	21	10
Subtotal of adjustments	294	246	826	877

Changes in non-cash operating working capital
Receivables	135	35	47	114
Inventories	(24)	(41)	(10)	(21)
Prepaid expenses and other current assets	(10)	8	(13)	17
Payables and accrued charges	62	59	48	(50)
Subtotal of changes in non-cash operating working capital	163	61	72	60
Cash provided by operating activities	$381	$353	$1,225	$1,260

Supplemental cash flow disclosure
Interest paid	$65	$65	$198	$189
Income taxes paid	$16	$7	$83	$50

Potash Corporation of Saskatchewan Inc.

Notes to the Condensed Consolidated Financial Statements

For the Three and Twelve Months Ended December 31, 2017

(in millions of US dollars except as otherwise noted)

(unaudited)

8. Share-Based Compensation

During the three and twelve months ended December 31, 2017, the company issued stock options and performance share units (“PSUs”) to eligible employees under the 2016 Long-Term Incentive Plan (“LTIP”). Information on stock options and PSUs is summarized below:

	LTIP		Expense (Recovery) for all Employee Share-Based Compensation Plans
	Units Granted in 2017	Units Outstanding as at December 31, 2017	Three Months Ended		Twelve Months Ended
			December 31		December 31
			2017	2016	2017	2016

Stock options	1,482,829	4,469,182	$1	$(10)	$7	$(2)
Share-settled PSUs	555,918	935,570	—	—	4	3
Cash-settled PSUs	883,546	1,556,980	4	2	12	9
			$5	$(8)	$23	$10

Weighted average grant date fair value per unit for stock options and share-settled PSUs granted during 2017 was $4.36 and $19.93, respectively.

Stock Options

Under the LTIP, stock options generally vest and become exercisable on the third anniversary of the grant date, subject to continuous employment or retirement, and have a maximum term of 10 years. The weighted average fair value of stock options granted was estimated as of the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions:

Exercise price per option	$18.71
Expected annual dividend per share	$0.40
Expected volatility	29%
Risk-free interest rate	1.67%
Expected life of options	5.7 years

Performance Share Units

PSUs granted under the LTIP in 2017 vest based on the achievement of performance metrics, over three years, comprising 1) the relative ranking of the company’s total shareholder return compared with a specified peer group using a Monte Carlo simulation and 2) the outcome of the company’s cash flow return on investment compared with its weighted average cost of capital. Compensation cost is measured based on 1) the grant date fair value of the units, adjusted for the company’s best estimate of the outcome of non-market vesting conditions (1) at the end of each period for share-settled PSUs and 2) period-end fair value of the awards for cash-settled PSUs. PSUs granted under the LTIP settle in shares for grantees who are subject to the company’s share ownership guidelines and in cash for all other grantees.

(1)	The company’s cash flow return on investment compared with its weighted average cost of capital is a non-market vesting condition as performance is not tied to the company’s share price or relative share price.

9. Comparative Figures

In 2016 and 2017, prior period amounts classified as share of earnings of equity-accounted investees, dividend income and income tax recovery (expense) relating to discontinued operations, as described in Note 6, were reclassified from operating income to net income from discontinued operations on the statement of (loss) income. The remaining immaterial amounts associated with continuing operations for share of earnings of equity-accounted investees, dividend income and impairment of available-for-sale investment were aggregated in other expenses in Note 4. Transactions costs that were previously included in other expenses were reported as a separate line item in the statement of (loss) income given their significance in Note 7. Impairment for available-for-sale investment of $10 in 2016 was combined with other long-term liabilities and miscellaneous in Note 7 as the amount was not considered significant.

Potash Corporation of Saskatchewan Inc.

Selected Financial Data

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2017	2016	2017	2016

Potash Sales (tonnes - thousands)
Manufactured Product
North America	568	720	3,201	3,367
Offshore	1,340	1,489	6,096	5,277
Manufactured Product	1,908	2,209	9,297	8,644

Potash Net Sales
(US $ millions)
Sales	$383	$403	$1,868	$1,630
Freight, transportation and distribution	(36)	(54)	(235)	(250)
Net Sales	$347	$349	$1,633	$1,380

Manufactured Product
North America	$121	$126	$639	$589
Offshore	225	220	989	781
Other miscellaneous and purchased product	1	3	5	10
Net Sales	$347	$349	$1,633	$1,380

Manufactured Product
Average Realized Sales Price per Tonne
North America	$214	$176	$200	$175
Offshore	$169	$148	$162	$148
Average	$182	$157	$175	$158
Cost of Goods Sold per Tonne	$(96)	$(101)	$(89)	$(105)
Gross Margin per Tonne	$86	$56	$86	$53

Potash Corporation of Saskatchewan Inc.

Selected Financial Data

(unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2017	2016	2017	2016

Average Natural Gas Cost in Production per MMBtu	$3.40	$3.07	$3.39	$3.26
Nitrogen Sales (tonnes - thousands)
Manufactured Product
Ammonia (1)	505	477	2,205	2,197
Urea	283	304	1,166	1,161
Solutions/Nitric acid/Ammonium nitrate	795	855	2,946	3,015
Manufactured Product	1,583	1,636	6,317	6,373

Fertilizer sales tonnes (1)	667	700	2,564	2,455
Industrial/Feed sales tonnes	916	936	3,753	3,918
Manufactured Product	1,583	1,636	6,317	6,373

Nitrogen Net Sales
(US $ millions)
Sales - third party	$348	$323	$1,395	$1,467
Freight, transportation and distribution - third party	(32)	(34)	(129)	(122)
Net sales - third party	316	289	1,266	1,345
Inter-segment net sales	20	14	74	62
Net Sales	$336	$303	$1,340	$1,407

Manufactured Product
Ammonia (2)	$136	$102	$584	$612
Urea	82	74	302	297
Solutions/Nitric acid/Ammonium nitrate	110	122	421	477
Other miscellaneous and purchased product (3)	8	5	33	21
Net Sales	$336	$303	$1,340	$1,407

Fertilizer net sales (2)	$144	$128	$551	$530
Industrial/Feed net sales	184	170	756	856
Other miscellaneous and purchased product (3)	8	5	33	21
Net Sales	$336	$303	$1,340	$1,407

Manufactured Product
Average Realized Sales Price per Tonne
Ammonia	$270	$213	$265	$278
Urea	$288	$245	$259	$256
Solutions/Nitric acid/Ammonium nitrate	$138	$142	$143	$158
Average	$207	$182	$207	$217
Fertilizer average price per Tonne	$215	$182	$215	$216
Industrial/Feed average price per Tonne	$201	$181	$201	$218
Average	$207	$182	$207	$217
Cost of Goods Sold per Tonne	$(167)	$(151)	$(169)	$(163)
Gross Margin per Tonne	$40	$31	$38	$54

(1) Includes inter-segment ammonia sales (tonnes - thousands)	50	44	191	160
(2) Includes inter-segment ammonia net sales	$19	$14	$73	$61
(3) Includes inter-segment other miscellaneous and purchased product net sales	$1	$—	$1	$1

Potash Corporation of Saskatchewan Inc.

Selected Financial Data

(unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2017	2016	2017	2016

Phosphate Sales (tonnes - thousands)
Manufactured Product
Fertilizer	534	472	1,809	1,720
Feed and Industrial	239	243	1,002	993
Manufactured Product	773	715	2,811	2,713

Phosphate Net Sales
(US $ millions)
Sales	$350	$332	$1,284	$1,359
Freight, transportation and distribution	(48)	(42)	(173)	(163)
Net Sales	$302	$290	$1,111	$1,196

Manufactured Product
Fertilizer	$182	$155	$609	$622
Feed and Industrial	116	134	494	569
Other miscellaneous and purchased product	4	1	8	5
Net Sales	$302	$290	$1,111	$1,196

Manufactured Product
Average Realized Sales Price per Tonne
Fertilizer	$342	$328	$337	$362
Feed and Industrial	$483	$551	$493	$573
Average	$385	$404	$393	$439
Cost of Goods Sold per Tonne	$(782)	$(420)	$(523)	$(428)
Gross Margin per Tonne	$(397)	$(16)	$(130)	$11

Potash Corporation of Saskatchewan Inc.

Selected Additional Data

(unaudited)

Exchange Rate (Cdn$/US$)

			2017	2016

December 31			1.2545	1.3427
Fourth-quarter average conversion rate			1.2552	1.3266

	Three Months Ended December 31		Twelve Months Ended December 31
	2017	2016	2017	2016

Production
Potash production (KCl Tonnes - thousands)	2,419	2,544	9,795	8,604
Potash shutdown weeks (1)	15	11	39	32
Nitrogen production (N Tonnes - thousands)	765	788	3,013	3,147
Ammonia operating rate	84%	88%	83%	88%
Phosphate production (P2O5 Tonnes - thousands)	435	397	1,541	1,504
Phosphate P2O5 operating rate	91%	85%	81%	79%

Shareholders
PotashCorp's total shareholder return	8%	12%	17%	12%

Customers
Product tonnes involved in customer complaints (thousands)	26	23	58	106

Community
Taxes and royalties ($ millions) (2)	69	57	335	256

Employees
Annualized employee turnover rate	2%	3%	3%	3%

Safety
Total recordable injury rate (3)	0.79	0.74	0.85	0.87

Environment
Environmental incidents (4)	3	1	9	18

As at			December 31 2017	December 31 2016

Number of employees
Potash			2,241	2,331
Nitrogen			856	823
Phosphate			1,559	1,515
Other			448	461
Total			5,104	5,130

(1)	Represents weeks of full production shutdown; excludes the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
(2)	Taxes and royalties = current income tax expense from continuing and discontinued operations—investment tax credits—realized excess tax benefit related to share-based compensation + potash production tax + resource surcharge + royalties + municipal taxes + other miscellaneous taxes (calculated on an accrual basis).
(3)	Total recordable injuries for every 200,000 hours worked for all PotashCorp employees, contractors and others on site. Calculated as the total recordable injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.
(4)	Number of incidents, includes reportable quantity releases, permit non-compliance and Canadian reportable releases. Calculated as: reportable quantity releases (a release whose quantity equals or exceeds the US Environmental Protection Agency’s notification level and is reportable to the National Response Center (NRC)) + permit non-compliance (an exceedance of a federal, state, provincial or local permit condition or regulatory limit) + Canadian reportable releases (an unconfined spill or release into the environment).

Potash Corporation of Saskatchewan Inc.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

The following information is included for convenience only. Generally, a non-IFRS financial measure is a numerical measure of a company’s performance, cash flows or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. EBITDA, adjusted EBITDA, adjusted EBITDA margin, cash flow prior to working capital changes and free cash flow are not measures of financial performance (nor do they have standardized meanings) under IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

The company uses both IFRS and certain non-IFRS measures to assess operational performance and as a component of employee remuneration. Management believes these non-IFRS measures provide useful supplemental information to investors in order that they may evaluate PotashCorp’s financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

A.	EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

Set forth below is a reconciliation of “EBITDA” and "adjusted EBITDA" to net (loss) income from continuing operations and "adjusted EBITDA margin" to net (loss) income from continuing operations as a percentage of sales, the most directly comparable financial measures calculated and presented in accordance with IFRS.

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2017	2016	2017	2016

Net (loss) income from continuing operations	$(120)	$13	$154	$199
Finance costs	58	55	238	216
Income tax (recovery) expense	(153)	(10)	(183)	44
Depreciation and amortization	172	177	692	695
EBITDA	$(43)	$235	$901	$1,154
Share of Canpotex’s Prince Rupert project exit costs	—	—	—	33
Termination benefit costs	—	—	—	32
Impairment of property, plant and equipment	276	20	305	47
Impairment of available-for-sale investment	—	—	—	10
Transaction costs	51	10	84	18
Adjusted EBITDA	$284	$265	$1,290	$1,294

EBITDA is calculated as net (loss) income from continuing operations before finance costs, income tax (recovery) expense, and depreciation and amortization. Adjusted EBITDA is calculated as net (loss) income from continuing operations before finance costs, income tax (recovery) expense, depreciation and amortization, exit costs, termination benefit costs, certain impairment charges and Transaction costs. PotashCorp uses EBITDA as a supplemental financial measure of its operational performance. Management believes EBITDA and adjusted EBITDA to be important measures as they exclude the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net (loss) income from continuing operations according to IFRS, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company's business, the charges associated with impairments, exit costs, termination costs, or Transaction costs. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement.

	Three Months Ended December 31		Twelve Months Ended December 31
	2017	2016	2017	2016

Sales	$1,081	$1,058	$4,547	$4,456
Freight, transportation and distribution	(116)	(130)	(537)	(535)
Net sales	$965	$928	$4,010	$3,921

Net (loss) income from continuing operations as a percentage of sales	-11%	1%	3%	4%
Adjusted EBITDA margin	29%	29%	32%	33%

Potash Corporation of Saskatchewan Inc.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars)

(unaudited)

A.	EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN (continued)

Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net sales (sales less freight, transportation and distribution). Management believes comparing adjusted EBITDA to net sales earned (net of costs to deliver product) is an important indicator of efficiency. In addition to the limitations given above in using adjusted EBITDA as compared to net (loss) income from continuing operations, adjusted EBITDA margin as compared to net (loss) income from continuing operations as a percentage of sales is also limited in that freight, transportation and distribution costs are incurred and valued independently of sales; adjusted EBITDA also includes earnings from equity investees from continuing operations whose sales are not included in consolidated sales. Management evaluates these items individually on the consolidated statements of (loss) income.

B.	CASH FLOW

Set forth below is a reconciliation of “cash flow prior to working capital changes” and “free cash flow” to cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Three Months Ended December 31		Twelve Months Ended December 31
	2017	2016	2017	2016

Cash flow prior to working capital changes	$218	$292	$1,153	$1,200
Changes in non-cash operating working capital
Receivables	135	35	47	114
Inventories	(24)	(41)	(10)	(21)
Prepaid expenses and other current assets	(10)	8	(13)	17
Payables and accrued charges	62	59	48	(50)
Changes in non-cash operating working capital	163	61	72	60
Cash provided by operating activities	$381	$353	$1,225	$1,260
Additions to property, plant and equipment	(220)	(245)	(651)	(893)
Other assets and intangible assets	—	8	(1)	(2)
Dividends from discontinued operations	(43)	(78)	(176)	(195)
Changes in non-cash operating working capital	(163)	(61)	(72)	(60)
Free cash flow	$(45)	$(23)	$325	$110

Management uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality or other timing issues assists management in making long-term liquidity assessments. The company also believes that this measurement is useful as a measure of liquidity or as a valuation measurement.

The company uses free cash flow as a supplemental financial measure in its evaluation of liquidity and financial strength. Management believes that adjusting principally for the swings in non-cash operating working capital items due to seasonality or other timing issues, additions to property, plant and equipment, changes to other assets and dividends from discontinued operations assists management in the long-term assessment of liquidity and financial strength. Management also believes that this measurement is useful as an indicator of its ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

Potash Corporation of Saskatchewan Inc.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars)

(unaudited)

C.	ITEMS INCLUDED IN GROSS MARGIN

	Three Months Ended December 31, 2017
	Potash	Nitrogen	Phosphate	Consolidated

Gross margin	$158	$70	$(306)	$(78)
Items included in the above:
Impairment of property, plant and equipment	—	—	(276)	(276)

	Three Months Ended December 31, 2016
	Potash	Nitrogen	Phosphate	Consolidated

Gross margin	$120	$55	$(12)	$163
Items included in the above:
Impairment of property, plant and equipment	—	—	(20)	(20)

	Twelve Months Ended December 31, 2017
	Potash	Nitrogen	Phosphate	Consolidated

Gross margin	$785	$256	$(366)	$675
Items included in the above:
Impairment of property, plant and equipment	—	—	(305)	(305)

	Twelve Months Ended December 31, 2016
	Potash	Nitrogen	Phosphate	Consolidated

Gross margin	$437	$361	$32	$830
Items included in the above:
Share of Canpotex's Prince Rupert project exit costs	(33)	—	—	(33)
Termination benefit costs	(32)	—	—	(32)
Impairment of property, plant and equipment	—	—	(47)	(47)